Exhibit 21.1

SUBSIDIARIES OF TRANSDIGM HOLDING COMPANY

TransDigm Inc. is a wholly owned subsidiary of TransDigm Holding Company.

TransDigm Inc. owns, directly or indirectly, the following subsidiaries:

Name of Subsidiary	State or jurisdiction of Incorporation or Organization

MarathonNorco Aerospace, Inc.	Delaware

ZMP, Inc.	California

Adams Rite Aerospace, Inc.	California

Champion Aerospace Inc.	Delaware

Christie Electric Corp.	California

Marathon Power Technologies Limited	England

TD Finance Corporation	Delaware

Avionic Instruments, Inc.	Delaware

DAC Realty Corp.	New Jersey

Skurka Aerospace Inc.	Delaware